				Exhibit 12(f)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2009	2010	2011	2012	2013

Fixed charges, as defined:
Total Interest charges	$106,163	$95,272	$93,554	$96,035	$92,156
Interest applicable to rentals	3,069	3,178	3,497	2,750	1,918

Total fixed charges, as defined	$109,232	$98,450	$97,051	$98,785	$94,074

Earnings as defined:
Net Income	$63,841	$66,200	$80,845	$41,971	$57,881
Add:
Income Taxes	36,915	42,383	49,492	33,118	30,108
Fixed charges as above	109,232	98,450	97,051	98,785	94,074

Total earnings, as defined	$209,988	$207,033	$227,388	$173,874	$182,063

Ratio of earnings to fixed charges, as defined	1.92	2.10	2.34	1.76	1.94